June 20, 2006
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Barbara C. Jacobs, Assistant Director Anne Nguyen, Special Counsel Daniel Lee, Special Counsel
Via EDGAR Correspondence

RE:	Elcom International, Inc. (“Elcom” or the “Company”) Preliminary Proxy Statement on Schedule 14A filed May 30, 2006 (“Proxy”) File No. 000-27376
Ladies and Gentlemen:
               This correspondence responds in detail to the Commission’s comments on the Company’s Proxy, as contained in the Commission’s letter dated June 9, 2006. The Company respectfully requests that the staff consider and respond to this correspondence as promptly as possible, as the Company must finalize the Proxy in order to meet its mail date, which is now scheduled for June 28, 2006. A delay in mailing the Proxy will reduce the time available for stockholders to read and consider the Proxy prior to the annual meeting, and could also cause the Company to violate rules applicable to its AIM Exchange listing, which require that all AIM stockholders be provided with the Company’s financial statements within six months of year end.
               We understand and acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the Proxy; that the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the U.S.
               This correspondence provides specific responses to the Commission’s comments. For your convenience, we have repeated your comments in italics, which are followed by our responses.

Preliminary Proxy Statement on Schedule 14A
SEC Comment #1:
1.	We note that you currently have outstanding and unresolved comments with respect to your Form 10-KSB for the year ended December 31, 2004.
               On April 17, 2006, Elcom responded to the Commission’s comments on its 2004 Form 10-KSB. On June 19, 2006, Elcom received a comment letter from Commission in follow up to the Company’s April 17, 2006 response letter, in which the staff requested additional clarification on the Company’s prior responses and other information from the Company. Elcom is in the process of responding to the Commission’s June 19, 2006 comment letter and expects to submit its response to the staff in a timely manner. The Company acknowledges that the Commission’s comments remain outstanding and unresolved at this time. Elcom disclosed that it has outstanding and unresolved comments with respect to its 2004 Form 10-KSB on page 15 of its 2005 Form 10-KSB, under the heading “Critical Accounting Policies and Estimates.”
2.	If known, please disclose how SWIM will vote with respect to the proposals and whether passage of any of the proposals is assured such as the election of Mr. Sean P. Lewis as a director.
               While the Company expects that SWIM will vote in favor of the proposals contained in the Proxy, SWIM has not indicated to the Company how it will vote with respect to the proposals, nor is the Company aware of any arrangement pursuant to which SWIM may be bound to vote in favor of or against any of the proposals. Accordingly, the Company does not know and has not disclosed in the Proxy how SWIM will vote with respect to the proposals contained in the Proxy. The Company wants to encourage all of its stockholders to vote so that management can be aware of the positions of all of the Company’s stockholders on the proposals and, thus, without a definitive indication from SWIM as to its intentions with respect to the proposals, the Company does not want to make any statements in the Proxy regarding SWIM’s position that would discourage its other stockholders from voting at its Annual Meeting.
Proposal 3, page 8
3.	Please disclose whether you presently have any plans, proposals or arrangements to issue any of the newly available authorized shares for any purpose, including future acquisitions and/or financings. If so, please disclose by including materially complete descriptions of the future acquisitions and financing transactions. If not, please state that you have no such plans, proposals, or arrangements, written or otherwise, at this time to issue any of the additional authorized shares. We note your current disclosure that you currently have not entered into any definitive agreement.
               To comply with the Commission’s comment, the Company has revised the first paragraph under the caption “Purpose and Effect of the Amendment” on page 9 of the Proxy to read as follows:

          The proposed increase in the number of authorized shares of Common Stock has been deemed advisable by the Board of Directors in order to, among other purposes, provide additional authorized shares of Common Stock in order for the Company to have flexibility with respect to the conduct of its business, including the possibility of acquiring other businesses, and other possible financing alternatives. As further described below, the Company has a limited amount of authorized Common Stock available to raise capital and/or acquire other businesses. Accordingly, the Board of Directors believes that it is in the best interests of the Company to authorize additional Common Stock and thereby provide the Company with additional flexibility with respect to its ability to issue additional Common Stock. The Company may wish to augment its technologies and or its growth via the acquisition of other businesses/companies, or it may need to issue Common Stock in order to raise additional capital. Although the Company has not currently entered into a definitive agreement with respect to any such financing or acquisition transaction, it is currently in preliminary discussions concerning the possible acquisition of a complementary software business. The preliminary discussions involve an entity whose software offering is a web-based portal that enables suppliers to receive electronic purchase orders (from electronic procurement systems such as the Company’s PECOS system), and in turn, to create invoices in cXml format, for further electronic processing by systems such as the Company’s PECOS software system or other electronic procurement systems. The Company is in the initial stages of discussions with the entity and is in the process of gathering further information about the target company’s business and financial condition, but the parties have not yet engaged in any formal discussions regarding the terms of the potential acquisition. The Company has no express or implied oral or written agreement with the entity regarding the possible acquisition and no letter of intent or definitive agreement has been reached by the parties as to the transaction or its structure. While the outcome of the discussions remains uncertain, if the transaction is agreed to and consummated, the Company likely would issue shares of Common Stock as consideration for the acquisition. Notwithstanding the foregoing, no assurance can be given as to the likelihood that this or any other acquisition transaction will be consummated or the number of shares of Common Stock that would be issued in any such transaction. It is likely that any such transaction would result in dilution to existing stockholders.
               The Company supplementally notes to the staff that, while it believes that the consideration provided by the Company in the potential acquisition transaction described above would likely be Common Stock, the parties have not discussed or agreed upon the number of shares of Common Stock that may be issued in such transaction. The Company’s management has internally discussed a hypothetical maximum number of shares that they would consider issuing in the transaction based on internal assumptions regarding the financial condition of the entity that could be acquired, but they have not yet discussed that number, or other specific acquisition terms, with representatives of the entity. In fact, the Company has not even entered into a confidentiality agreement with the target company in connection with the potential transaction and, thus, has not received or reviewed the target company’s financial statements or other target company due diligence materials.
4.	We note your disclosure on page 10 regarding certain anti-takeover effects as a result of the increase in authorized capital. Please inform holders that management might use the additional shares to resist or frustrate a third-party transaction providing an above-market premium that is favored by a majority of the independent stockholders. Please also discuss other anti-takeover mechanisms that may be present in your governing documents or otherwise. Please refer to Release No. 34-15230 for additional guidance.
               To comply with the Commission’s comment, the Company has revised the second full paragraph on page 10 of the Proxy to read as follows:
          The increase in authorized shares of Common Stock may have an incidental anti-takeover effect, although that is not the intention of this proposal. Additional shares could be used to dilute the stock ownership of parties seeking to obtain control of the Company and the increase in authorized shares discourages the possibility of, or renders more difficult, certain mergers, tender offers or proxy contests. For example, without further stockholder approval, the Board of Directors could sell shares of Common Stock in a private transaction to purchasers who would oppose a takeover, thereby potentially preventing a transaction favored by a majority of independent stockholders under which stockholders would have received a premium for their shares over then current market prices. Other existing charter, by-law and Delaware law provisions applicable to the Company which might have an anti-takeover effect include the following: (1) the Board of Directors has the authority to issue one or more series of preferred stock up to a maximum of 10,000,000 shares; (2) stockholders may not take action by written consent; (3) the Board of Directors has three classes of directors, the terms of which are staggered in a manner so that only one class is elected by stockholders annually; and (4) Section 203 of the Delaware General Corporation Law, which places restrictions on business combination transactions with persons or groups that own 15% or more of the outstanding Common Stock, unless the transaction is approved by the Board of Directors. The Company is not aware of any pending or proposed effort to obtain control or change management of the Company.
        Please feel free to contact me with any additional comments or inquiries you may have. I can be reached directly at 781-501-4099, or by fax at 781-551-0409.

Sincerely,
/s/ Sean P. Lewis
Sean P. Lewis
Chairman

CC:	Douglas A. Neary, Esquire Kristofer Spreen, Esquire

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